SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2006
Commission file number: 0-1424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ADC Telecommunications, Inc.
Retirement Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:
ADC Telecommunications, Inc.

Minnesota	41-0743912

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

13625 Technology Drive
Eden Prairie, Minnesota	55344

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (952) 938-8080

Financial Statements and Schedule
ADC Retirement Savings Plan
Years Ended December 31, 2006 and 2005

ADC Retirement Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
ADC Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ADC Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
Minneapolis, Minnesota
June 22, 2007

ADC Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets

Cash	$86,909	$78,072

Investments, at fair value	289,762,778	281,342,776

Employee contributions receivable	335,224	83,443

Employer contributions receivable	479,047	4,742,915

Net assets available for benefits	$290,663,958	$286,247,206

The accompanying notes are an integral part of these financial statements.

ADC Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005

Net assets available for benefits, beginning of year	$286,247,206	$265,678,192
Increases (decreases) during the year:
Employee contributions
Employee payroll contributions	11,610,481	11,542,742
Employee rollover contributions	672,219	258,754

Total employee contributions	12,282,700	11,801,496

Employer contributions	3,948,887	10,586,883
ERISA Settlement	1,483,008	—
Investment income	15,573,249	5,246,428
Net realized/unrealized appreciation (depreciation) in fair value of investments	(1,735,388)	17,347,426
Benefit distributions to participants	(29,748,647)	(24,413,219)
Transfer of net assets in from another plan	2,612,943	—

Net increase during the year	4,416,752	20,569,014

Net assets available for benefits, end of year	$290,663,958	$286,247,206

The accompanying notes are an integral part of these financial statements.

ADC Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Plan Description
General
The ADC Retirement Savings Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of ADC Telecommunications, Inc. (“ADC” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Plan Operations
Ameriprise Trust Company (the “Trustee”) is the trustee and provides recordkeeping services to the Plan through Ameriprise Retirement Services. ADC is the Plan Sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administration-related expenses are paid by ADC except for investment management fees, which are netted against investment income. During 2006 and 2005, ADC paid $132,076 and $102,825, respectively, in expenses related to the Plan. In 2006, a transfer of $2,612,943 was made into the Plan representing assets from the 401(k) plan of an acquired company.
Eligibility
Employees in recognized employment, as defined in the Plan, may contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.
Contributions and Vesting
Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their eligible pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 50% of their eligible pretax earnings. The Company matches 50% of an eligible participant’s contributions up to the first 6% of eligible compensation, for a maximum Company contribution of 3%. The Company may also make a discretionary performance match contribution. All amounts credited to the accounts of participants for employer and employee contributions are fully vested.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Distributions
Those participants whose employment terminates are entitled to receive 100% of their account balances.
Participant Loans
Generally, a participant may obtain a loan up to the lesser of one-half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate within 5 years, with the exception of residential loans, which must be repaid in 15 years. Participants repay loans through payroll deductions.
As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election for current contributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of the Plan’s termination, the participants shall receive 100% of their account balances.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
Investments are recorded at fair value. Common stock and mutual fund values are determined using quoted market prices. Common/collective funds are valued by the Trustee based on the values of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value. Changes in the fair value of investments between years are included in net realized/unrealized appreciation/depreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Upon enrollment in the Plan, a participant may direct employee contributions in any of 16 investment options.
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2006	2005

ADC Telecommunications, Inc. common stock	$31,774,451	$52,637,888
Franklin Small/Mid Capital Growth Fund	41,743,729	42,000,652
RiverSource Trust Stable Capital II Fund	35,953,077	36,629,118
American Century Income and Growth Fund	38,930,084	36,052,909
Dodge and Cox Balanced Fund	39,633,188	34,945,928
MFS Institutional International Equity Fund	40,288,482	27,093,965
RiverSource Equity Index Fund I	14,030,755	11,962,085
During 2006 and 2005, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2006	2005

Net realized/unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$12,454,621	$5,761,445
Common/collective funds	3,444,373	1,783,369
Common stock	(17,634,382)	9,802,612

	$(1,735,388)	$17,347,426

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
5. Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005

Employer contributions per the financial statements	$3,948,887	$10,586,883
Employer contributions allocated on Form 5500 at December 31, 2006 and 2005	0	(2,220,057)

Employer contributions per the Form 5500	$3,948,887	$8,366,826

Employer contributions allocated to participants are recorded on the Form 5500 for contributions that were approved prior to December 31, 2004, but were not reported in the financial statements until 2005.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
6. Legal Matters
On May 19, 2003, ADC was served with a lawsuit that was filed in the United States District Court for the District of Minnesota. The complaint named ADC and several of its current and former officers, employees, and directors as defendants. After this lawsuit was served, ADC was served with two substantially similar lawsuits. All three of these lawsuits were consolidated into a single lawsuit captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit was brought by individuals who sought to represent a class of participants in the Plan who purchased ADC common stock as one of the investment alternatives under the Plan from February 2000 through at least October, 2005. The lawsuit alleged a breach of fiduciary duties under ERISA. On October 26, 2005, after mediation, the parties agreed to settle the case subject to various approvals, including approvals from an independent fiduciary and the court. These approvals were obtained during 2006 and the settlement is now final. In agreeing to settle this matter, ADC has made no admission of liability or wrongdoing. Under the terms of the settlement, ADC agreed to pay $3.25 million, which included attorneys’ fees and expenses, and all administrative fees. Of the settlement amount, $1.48 million was allocated to participants’ accounts pursuant to the terms of the settlement agreement. Payment of the settlement amount was covered and funded by ADC’s insurance subsequent to the end of ADC’s 2006 fiscal year.
7. Subsequent Events
Effective February 1, 2007, a 20% limit applies to new contributions and to transfers allocated to the ADC Stock Fund of the Plan. Transfers are allowed until the participant’s balance in the ADC Stock Fund reaches 20% of the participant’s total account. If the participant’s ADC Stock Fund balance is at or over this 20% limit, no additional transfers may be made into the ADC Stock Fund. An independent fiduciary also was hired to oversee the ADC Stock Fund.
In June 2006, Ameriprise Financial, Inc. sold its defined contribution recordkeeping business to Wachovia Corporation. On April 2, 2007, trust assets were transferred to Wachovia Bank, and recordkeeping was converted from Ameriprise Retirement Services to Wachovia Retirement Services.

ADC Retirement Savings Plan
EIN: 41-0743912
Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Current
Description of Investment	Value

Common Stock
ADC Telecommunications, Inc. common stock*	$31,774,451

Total Common Stock	31,774,451

Mutual Funds
Franklin Small/Mid Capital Growth Fund	41,743,729
American Century Income and Growth Fund	38,930,084
Dodge and Cox Balanced Fund	39,633,188
MFS Institutional International Equity Fund	40,288,482
Dodge and Cox Income Fund	6,563,706
Robeco Boston Partners Small Cap Value II Instl	11,132,126
Vanguard Small Cap Growth Index Fund	4,703,193
Vanguard Target Retirement Income Fund	2,132,588
Vanguard Target Retirement 2015 Fund	5,707,166
Vanguard Target Retirement 2035 Fund	9,052,194
Vanguard Target Retirement 2005 Fund	468,333
Vanguard Target Retirement 2025 Fund	1,560,249
Vanguard Target Retirement 2045 Fund	1,751,814

Total Mutual Funds	203,666,852

Common Collective Trust Funds
RiverSource Trust Money Market II*	185,989
RiverSource Trust Stable Capital II Fund*	35,953,077
RiverSource Trust Equity Index Fund I*	14,030,755

Total Common Collective Trust Funds	50,169,821

Loans to Participants
Loans to participants, 4% to 10%*, maturities through 2021	4,151,654

Total investments	$289,762,778

*	Party in interest.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan (Name of Plan)

By: ADC TELECOMMUNICATIONS, INC.

Date: June 25, 2007	By: Name:	/s/ James G. Mathews James G. Mathews
	Title:	Vice President, Chief Financial Officer